January 26, 2006

Mr. George F. Ohsiek, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street

Washington, D.C.

RE:         Asbury Automotive Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 14, 2005

File No. 001-31262

Dear Mr. Ohsiek:

We are submitting this letter to you as an additional follow-up to the correspondence we received from you dated January 18, 2006 and the letter we submitted to you dated January 23, 2006.  We respectfully request confirmation from you concerning the presentation of floor plan activity in our statements of cash flow.

For your convenience we have summarized below the significant terms and conditions of our floor plan financing arrangements that were in effect during the periods covered by our Form 10-K for the fiscal year ended 2004 (the “2004 Form 10-K”) and those that are currently in effect.

During the periods covered by our 2004 Form10-K and through March 2005, we financed the acquisition of our new vehicle inventory through (i) an arrangement with DaimlerChrysler Financial Services North America, LLC (“DCFS”) for the acquisition of new DaimlerChrysler vehicles and the acquisition of new non-DaimlerChrysler vehicles; (ii) an arrangement with General Motors Acceptance Corporation (“GMAC”) for the acquisition of new General Motors vehicles, and in certain instances, the acquisition of non-General Motors vehicles; and (iii) an arrangement with Ford Motor Credit Company (“FMCC”) for the acquisition of new Ford “family” vehicles and the acquisition of new non-Ford “family” vehicles.  In addition, under certain circumstances, each of these credit lines allowed us to finance used vehicle purchases.

Floor plan borrowings from FMCC and DCFS were individual notes payable specifically identifiable to each vehicle purchased and were due within three to five days of the sale of the vehicle.  Payments for the initial acquisition of inventory were made directly from the affiliated lender to the manufacturer and we did not have the ability to access these funds.  The arrangements were cancelable by either party with less than 90 days written notice.  Floor plan borrowings with GMAC were on substantially similar terms except the arrangement was cancelable by either party with 180 days written notice.

In March 2005, we entered into a committed credit facility with a syndicate of 17 financial institutions and FMCC and GMAC.  The terms and conditions of our agreements with FMCC and GMAC remained relatively unchanged (we only negotiated pricing of these existing facilities) and terminated our relationship with DCFS.  We continue to finance the acquisition of all new Ford “family” vehicles with FMCC and the acquisition of all new General Motors vehicles with GMAC under these new agreements.  Floor plan financing for the purchase of all other vehicles, including used vehicle purchases, is provided by the syndicate.  Floor plan borrowings from the syndicate are individual notes payable specifically identifiable to each vehicle purchased and are due within 15 days of the sale of the vehicle.  Our lending agreement with the syndicate has a term of three years and allows for an indefinite series of renewals.

In addition, included in the syndicate is BMW Financial Services.  Because all of our borrowings and repayments under the syndicate are done through the lead bank (JP Morgan Chase, NA) and are then distributed among the other financial institutions within the syndicate, we do not believe that our BMW dealerships that floor with the syndicate are borrowing from BMW Financial Services.   As a result, all borrowings and repayments with the syndicate are deemed to be done through a third party, independent of our vehicle manufacturers.

We would like to confirm that we correctly understand the Staff’s position as to the presentation of borrowings and repayments of floor plan notes payable in our statements of cash flows.  Our understanding is as follows:

•              Borrowings and repayments of floor plan notes payable for vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender and in operating activities when inventory is purchased from a manufacturer affiliated with the lender.

•              Borrowings and repayments of floor plan notes payable with an original maturity of three months or less for vehicle inventory purchased from a manufacturer unaffiliated with the lender should be shown net in financing activities; however, separate (“gross”) presentation is also permitted as an alternative presentation.

•              The initial acquisition of inventory purchased from both manufacturers unaffiliated with the lender and manufacturers affiliated with the lender are reflected in the statement of cash flows as a constructive receipt of the cash from the lender.

Assuming that our understanding of the above is correct, please confirm that we should present borrowings and repayments of floor plan notes payable as follows:

•              All borrowings and repayments associated with purchases of new vehicles at our Ford dealerships for all years, our General Motors dealerships for all years and our DaimlerChrysler dealerships for the period from 2002 through March 2005 should be presented net in operating activities, with the initial acquisition of inventory included in the statement of cash flows.  This activity should be shown net as the borrowings are considered accounts payable and the correct presentation of changes in accounts payable under the indirect method is to present the net change in the operating section of the cash flow statement, irrespective of the original maturity of the borrowings.

•              All borrowings and repayments associated with purchases of new vehicles at non-General Motors dealerships that borrowed from GMAC from 2002 through March 2005 should be presented separately in financing activities, with the initial acquisition of inventory included in the statement of cash flows.  Borrowings and repayments under this agreement should be shown separately, as the GMAC facility is not considered a demand instrument due to its 180-day termination provision.

•              All borrowings and repayments associated with purchases of new vehicles at all non-Ford “family” dealerships that borrowed from FMCC and all non-DaimlerChrysler dealerships that borrowed from DCFS from 2002 through March 2005 should be presented net in financing activities (separate “gross” presentation would be permitted), with the initial acquisition of inventory included in the statement of cash flows.  This activity can be shown net as both the FMCC and DCFS facilities have an original maturity of less than 90 days.

•              All borrowings and repayments associated with purchases of new vehicles at all dealerships that borrowed from the syndicate should be presented separately in financing activities, as this facility has an original maturity of greater than 90 days.  In addition, the initial acquisition of inventory is included in the statement of cash flows.

•              All borrowings and repayments associated with the purchase of used vehicles borrowed from FMCC or DCFS from the period January 2002 through March 2005 should be presented net in financing activities (separate “gross” presentation would be permitted), with the initial acquisition of inventory included in the statement of cash flows.  This activity can be shown net as these facilities had original maturities of less than 90 days.

•              All borrowings and repayments associated with the purchase of used vehicles borrowed from the syndicate should be presented separately in financing activities, as this facility has an original maturity of greater than 90 days.  In addition, the initial acquisition of inventory is included in the statement of cash flows.

Please confirm that our understanding as described above is correct.

Please address any questions you may have to me at (212) 885-2529 or via facsimile at (914) 206-4229.

Sincerely,

/s/ Brett Hutchinson

Brett Hutchison
Vice President and Controller